UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 5, 2020

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2019 to 31 December 2019

5 February 2020

Novo Nordisk's operating profit increased by 11% in Danish kroner and by 6% at constant exchange rates (CER) in 2019

•
Sales increased by 9% in Danish kroner and by 6% at CER to DKK 122.0 billion. Sales in International Operations increased by 12% in Danish kroner (11% at CER), driven by growth in all regions. Sales in North America Operations increased by 6% in Danish kroner (1% at CER).

•
Sales within Diabetes and Obesity care increased by 10% to DKK 102.8 billion (6% at CER), driven by Diabetes care growing by 4% at CER and Obesity care growing by 42% at CER. Sales within Biopharm increased by 7% to DKK 19.2 billion (4% at CER).

•
Sales of GLP-1 increased by 27% in Danish kroner (22% at CER) reflecting the solid launch of Ozempic®. Following the US FDA approval, Rybelsus® was launched in the USA in the fourth quarter of 2019 and the initial feedback is encouraging.

•	In November 2019, Novo Nordisk introduced new strategic aspirations for 2025 in connection with its Capital Markets Day. The long-term financial targets were met with the full-year 2019 results.

•
In January 2020, Ozempic® was approved in the USA for CV risk reduction in people with type 2 diabetes and established cardiovascular diseases, and the Rybelsus® label in the USA was updated with additional information from the PIONEER 6 CV outcomes trial. Also in January 2020, Rybelsus® was recommended for approval for treatment of adults with type 2 diabetes by the European regulatory authorities.

•
For the 2020 outlook, sales growth is expected to be 3-6% at CER, and operating profit growth is expected to be 1-5% at CER. Growth reported in DKK is expected to be around 1 percentage point higher than at CER.

•
At the Annual General Meeting on 26 March 2020, the Board of Directors will propose a final dividend of DKK 5.35 for 2019 per share of DKK 0.20. The expected total dividend for 2019 is DKK 8.35 per share, of which DKK 3.00 per share was paid as interim dividend in August 2019. The Board of Directors intends to initiate a new 12-month share repurchase programme of up to DKK 17 billion.

PROFIT AND LOSS	2019	2018	Growth as reported	Growth at CER*
DKK million

Net sales	122,021	111,831	9%	6%

Operating profit	52,483	47,248	11%	6%

Net profit	38,951	38,628	1%	N/A

Diluted earnings per share (in DKK)	16.38	15.93	3%	N/A

* CER: Constant exchange rates (average 2018)

Lars Fruergaard Jørgensen, president and CEO: "We are very satisfied with the financial performance in 2019. The results reflect an accelerated sales growth in International Operations and a strong launch of Ozempic® in particular in North America Operations and Region Europe. The Rybelsus® launch in the USA is off to a good start, and we are pleased with the CV label indication for Ozempic® in the USA, and the EU recommendation to approve Rybelsus®, all for the benefit of patients."

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 2 of 34

On 5 February 2020 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 3 of 34

FINANCIAL PERFORMANCE
CONSOLIDATED FINANCIAL STATEMENT FOR 2019

PROFIT AND LOSS	2019	2018	2017	2016	2015	% change 2019 to 2018
(Amounts are in DKK million, except for earnings per share and dividend per share)

Net sales	122,021	111,831	111,696	111,780	107,927	9%

Gross profit	101,933	94,214	94,064	94,597	91,739	8%
Gross margin	83.5%	84.2%	84.2%	84.6%	85.0%

Sales and distribution costs	31,823	29,397	28,340	28,377	28,312	8%
Percentage of sales	26.1%	26.3%	25.4%	25.4%	26.2%

Research and development costs	14,220	14,805	14,014	14,563	13,608	(4%)
Percentage of sales	11.7%	13.2%	12.5%	13.0%	12.6%

Administrative costs	4,007	3,916	3,784	3,962	3,857	2%
Percentage of sales	3.3%	3.5%	3.4%	3.5%	3.6%

Other operating income, net1)	600	1,152	1,041	737	3,482	(48%)

Operating profit	52,483	47,248	48,967	48,432	49,444	11%
Operating margin	43.0%	42.2%	43.8%	43.3%	45.8%

Financial items (net)	(3,930)	367	(287)	(634)	(5,961)	N/A

Profit before income taxes	48,553	47,615	48,680	47,798	43,483	2%

Income taxes	9,602	8,987	10,550	9,873	8,623	7%
Effective tax rate	19.8%	18.9%	21.7%	20.7%	19.8%

Net profit	38,951	38,628	38,130	37,925	34,860	1%
Net profit margin	31.9%	34.5%	34.1%	33.9%	32.3%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	5,661	3,925	3,182	3,193	2,959	44%
Capital expenditure (Purchase of property, plant and equipment)2)	8,932	9,636	7,626	7,068	5,224	(7%)

Net cash generated from operating activities	46,782	44,616	41,168	48,314	38,287	5%
Free cash flow	34,451	32,536	32,588	39,991	34,222	6%

Total assets	125,612	110,769	102,355	97,539	91,799	13%
Equity	57,593	51,839	49,815	45,269	46,969	11%
Equity ratio	45.8%	46.8%	48.7%	46.4%	51.2%

Diluted earnings per share / ADR (in DKK)	16.38	15.93	15.39	14.96	13.52	3%
Total dividend per share (in DKK) 3)	8.35	8.15	7.85	7.60	6.40	2%

Payout ratio 4)	50.5%	50.6%	50.4%	50.2%	46.6%

1) Other operating income, net for 2015 includes DKK 2,376 million for the partial divestment of associated company.
2) Cash-based capital expenditure.
3) Total dividend for the financial year 2019 including proposed final dividend of DKK 5.35 per share and interim dividend paid in August 2019 of DKK 3.00 per share.
4) Total dividend for the year as a percentage of net profit.

The Board of Directors and Executive Management have approved the Annual Report 2019 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this unaudited financial statement containing condensed financial information for 2019. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB and IFRS as endorsed by the EU. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2019.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 4 of 34

GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 9% measured in Danish kroner and by 6% at CER to DKK 122,021 million in 2019. Sales in International Operations increased by 12% measured in Danish kroner and by 11% at CER. Sales in North America Operations increased by 6% measured in Danish kroner and by 1% at CER. The sales growth is in line with the latest guidance of '5-6% sales growth at CER' provided in connection with the announcement in November 2019 for the financial results of the first nine months of 2019.

Sales split per region	Sales 2019 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	61,564	12%	11%	94%
- Region Europe	23,262	7%	7%	25%
- Region AAMEO	14,089	16%	14%	27%
- Region China	12,844	14%	12%	22%
- Region Japan & Korea	6,453	11%	5%	5%
- Region Latin America	4,916	23%	24%	15%
North America Operations	60,457	6%	1%	6%
- USA	57,486	6%	0%	(1%)

Total sales	122,021	9%	6%	100%

International Operations
Sales in International Operations increased by 12% measured in Danish kroner and by 11% at CER. Sales growth was driven by all regions, with key growth regions being Region AAMEO growing by 14% (CER), Region Europe growing by 7% (CER), Region China growing by 12% (CER) and Region Latin America growing by 24% (CER). Sales growth was driven by all therapy areas.

Region Europe
Sales in Region Europe increased by 7% in both Danish kroner and at CER. Sales growth was driven by Diabetes care growing by 9% (CER) from increased GLP-1 following the launch of Ozempic® and insulin sales, and Obesity care growing by 60% (CER), while Biopharm sales were broadly unchanged.

Region AAMEO
Sales in Region AAMEO increased by 16% measured in Danish kroner and by 14% at CER. Sales growth was driven by Diabetes care growing by 12% (CER) from increased insulin sales, Obesity care growing by 87% (CER) and Biopharm growing by 8% (CER).

Region China
Sales in Region China increased by 14% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 12% (CER) from increased modern insulin and GLP-1 sales and Biopharm growing by 43% (CER).

Region Japan & Korea
Sales in Region Japan & Korea increased by 11% measured in Danish kroner and by 5% at CER. Sales growth was driven by Obesity care growing by 61% (CER) following the introduction of Saxenda® in Korea in 2018, Diabetes care growing by 3% (CER) and Biopharm growing by 4% (CER).

Region Latin America
Sales in Region Latin America increased by 23% measured in Danish kroner and by 24% at CER. Sales growth was driven by Diabetes care growing by 21% (CER) from increased insulin and GLP-1 sales, Obesity care growing by 67% (CER) and Biopharm growing by 16% (CER).

North America Operations
Sales in North America Operations increased by 6% measured in Danish kroner and by 1% at CER. The sales development reflects GLP-1 sales growing by 19% (CER), Obesity care sales growing by 28% (CER) and Biopharm sales growing by 2% (CER). This was offset by insulin sales declining by 16% (CER), negatively impacted by lower realised prices following higher rebates, the changes in the coverage gap legislation as well as inventory reductions in the first quarter of 2019.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 5 of 34

SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales growth in 2019 was 9% measured in Danish kroner and 6% at CER was driven by solid growth across all therapy areas with Diabetes care sales growth of 4% (CER), Obesity care sales growth of 42% (CER) and Biopharm sales growth of 4% (CER).

Sales split per therapy	Sales 2019 DKK million	Sales 2018 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Long-acting insulin	20,776	20,844	0%	(4%)	(12%)
- Tresiba®	9,259	8,035	15%	11%	14%
- Xultophy®	2,210	1,614	37%	34%	9%
- Levemir®	9,307	11,195	(17%)	(20%)	(35%)

Premix insulin	10,578	10,194	4%	2%	3%
- Ryzodeg®	993	714	39%	36%	4%
- NovoMix®	9,585	9,480	1%	(1%)	(1%)

Fast-acting insulin	19,303	19,353	0%	(3%)	(10%)
- Fiasp®	1,243	590	111%	105%	10%
- NovoRapid®	18,060	18,763	(4%)	(7%)	(20%)

Human insulin	9,036	9,265	(2%)	(5%)	(7%)

Total insulin	59,693	59,656	0%	(3%)	(26%)

Victoza®	21,934	24,333	(10%)	(13%)	(52%)
Ozempic®	11,237	1,796	—	—	142%
Rybelsus®	50	—	—	—	1%
Total GLP-1	33,221	26,129	27%	22%	91%

Other Diabetes care1)	4,247	4,250	0%	(2%)	(1%)

Total Diabetes care	97,161	90,035	8%	4%	64%

Obesity care (Saxenda®)	5,679	3,869	47%	42%	26%

Diabetes and Obesity care total	102,840	93,904	10%	6%	90%

Biopharm segment
Haemophilia2)	10,281	9,576	7%	4%	6%
- NovoSeven®	8,119	7,881	3%	0%	0%
- NovoEight®	1,525	1,354	13%	10%	2%
Growth disorders (Norditropin®)	7,275	6,834	6%	2%	3%
Other Biopharm3)	1,625	1,517	7%	6%	1%
Biopharm total	19,181	17,927	7%	4%	10%

Total sales	122,021	111,831	9%	6%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 6 of 34

DIABETES AND OBESITY CARE
Diabetes care, sales development
Sales in Diabetes care increased by 8% measured in Danish kroner and by 4% at CER to DKK 97,161 million driven by solid GLP-1 growth, partly offset by declining insulin sales. Novo Nordisk has improved its global diabetes value market share over the last 12 months from 27.8% to 28.6%, driven by improved global insulin market share and growth of the GLP-1 segment, reflecting an expansion of the diabetes value market share in North America Operations and a stabilisation of the value market share in International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2019 and November 2018 provided by the independent data provider IQVIA.

Diabetes care, regional development	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2019 DKK million	Growth at CER
	2019	2018

Global	28.6%	27.8%	97,161	4%
International Operations	22.0%	22.1%	48,188	10%
- Region Europe	27.1%	26.8%	17,921	9%
- Region AAMEO *	21.2%	22.1%	11,039	12%
- Region China **	27.4%	28.6%	12,510	12%
- Region Japan & Korea	9.6%	10.0%	3,781	3%
- Region Latin America ***	18.0%	16.2%	2,937	21%
North America Operations	31.1%	30.1%	48,973	(1%)
- USA	31.3%	30.3%	46,825	(2%)

Source: IQVIA, November 2019 data. * Data available for 9 private markets representing approximately 60% of total Novo Nordisk diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data available for three private markets representing approximately 70% of total Novo Nordisk’s diabetes sales in the region.

Insulin
Sales of insulin remained unchanged in Danish kroner and decreased by 3% at CER to DKK 59,693 million. The decreased sales measured at CER were driven by declining sales in the USA, partly offset by increased sales in International Operations.

Sales of long-acting insulin remained unchanged in Danish kroner and decreased by 4% at CER to DKK 20,776 million. Novo Nordisk has improved its global volume market share in the long-acting insulin segment from 31.6% to 32.4% in the last 12 months. The decreased sales measured at CER were driven by declining Levemir® sales, partly offset by a positive impact from Tresiba® and Xultophy®. Tresiba® has now been launched in 86 countries, while Xultophy® has now been launched in 37 countries.

Sales of premix insulin increased by 4% measured in Danish kroner and by 2% at CER to DKK 10,578 million. Novo Nordisk is market leader in the premix insulin segment with a global volume market share of 63.9%, which has been broadly unchanged over the past 12 months. The increased sales were driven by increased sales of Ryzodeg®, partly offset by declining NovoMix® sales. Ryzodeg® has now been launched in 30 countries.

Sales of fast-acting insulin remained unchanged in Danish kroner and decreased by 3% at CER to DKK 19,303 million. Novo Nordisk is market leader in the fast-acting insulin segment with a global volume market share of 50.7%, which has been broadly unchanged over the past 12 months. The decreasing sales measured at CER were driven by declining sales of NovoRapid®, partly offset by a positive impact from Fiasp®. Fiasp® has now been launched in 33 countries.

Sales of human insulin decreased by 2% measured in Danish kroner and by 5% at CER to DKK 9,036 million.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 7 of 34

Insulin, regional development	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2019 DKK million	Growth at CER
	2019	2018

Global	46.5%	46.3%	59,693	(3%)
International Operations	49.0%	48.9%	36,407	7%
- Region Europe	44.2%	44.0%	12,427	2%
- Region AAMEO *	54.6%	55.2%	9,339	13%
- Region China **	49.8%	50.6%	9,965	11%
- Region Japan & Korea	50.5%	50.3%	2,612	0%
- Region Latin America ***	52.3%	46.0%	2,064	11%
North America Operations	39.9%	39.9%	23,286	(16%)
- USA	40.0%	40.3%	22,254	(17%)

Source: IQVIA, November 2019 data. * Data available for 9 private markets representing approximately 60% of total Novo Nordisk diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data available for three private markets representing approximately 70% of total Novo Nordisk’s diabetes sales in the region.

International Operations
Sales of insulin in International Operations increased by 9% measured in Danish kroner and by 7% at CER, sales growth was driven by long-acting, fast-acting and premix insulin.

Region Europe
Sales of insulin in Region Europe increased by 3% measured in Danish kroner and by 2% at CER. Sales growth was driven by the penetration of Tresiba®, Xultophy®and Fiasp® across the region, partly offset by declining Levemir® sales, reflecting the continued roll-out of Tresiba® as well as declining human insulin and NovoMix® sales.

Region AAMEO
Sales of insulin in Region AAMEO increased by 15% measured in Danish kroner and by 13% at CER. The sales growth was driven by the overall diabetes market growth resulting in increased sales across all insulin segments.

Region China
Sales of insulin in Region China increased by 12% measured in Danish kroner and by 11% at CER. The sales growth was driven by NovoMix®, NovoRapid® and Levemir®. In August 2019, Tresiba® was included into the National Reimbursement Drug List effective from January 2020.

Region Japan & Korea
Sales of insulin in Region Japan & Korea increased by 6% measured in Danish kroner, and remained unchanged at CER. The unchanged development in sales at CER was driven by declining sales of NovoRapid® and NovoMix®, offset by positive contributions from Ryzodeg® and Tresiba® in both Japan and Korea. In September 2019, Xultophy® was launched in Japan.

Region Latin America
Sales of insulin in Region Latin America increased by 10% measured in Danish kroner and by 11% at CER. The sales growth was driven by the overall diabetes market growth and market share gains leading to growth in long-acting and short-acting insulin as well as human insulin.

North America Operations
Sales of insulin in North America Operations decreased by 11% measured in Danish kroner and by 16% at CER. The decline in sales in the USA was driven by lower realised prices due to higher rebates across the insulin portfolio, the changes in the coverage gap legislation as well as inventory reductions in the first quarter of 2019. Novo Nordisk has a volume market share of 39.9% of the total insulin market, which has been stable the last 12 months.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 8 of 34

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Victoza®, Ozempic® and Rybelsus®) increased by 27% measured in Danish kroner and by 22% at CER to DKK 33,221 million. Sales growth was driven by both North America Operations and International Operations. Sales of Ozempic® were DKK 11,237 million and Ozempic® has now been launched in 26 countries in North America Operations, Region Europe, Region Latin America and Region AAMEO. The GLP-1 segment’s value share of the total diabetes market has increased to 18.0% compared with 14.4% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 47.5% value market share.

GLP-1, regional development	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)*		GLP-1, sales development

	November	November	Sales 2019 DKK million	Growth at CER
	2019	2018

Global	47.5%	46.2%	33,221	22%
International Operations	50.6%	52.0%	8,392	32%
- Region Europe	52.8%	54.7%	4,932	31%
- Region AAMEO **	38.6%	43.5%	1,009	15%
- Region China ***	92.8%	86.6%	898	70%
- Region Japan & Korea	30.0%	32.9%	748	14%
- Region Latin America ****	70.8%	67.8%	805	55%
North America Operations	46.9%	45.2%	24,829	19%
- USA	46.5%	44.7%	23,866	18%

Source: IQVIA, November 2019 data MAT. * Novo Nordisk's GLP-1 diabetes products comprise Victoza®, Ozempic® and Rybelsus®. ** Data for 9 selected private markets representing approximately 60% of Novo Nordisk total diabetes sales in the region. *** Data for mainland China, excluding Hong Kong and Taiwan. **** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes sales in the region.

International Operations
Sales of GLP-1 in International Operations increased by 34% measured in Danish kroner and by 32% at CER. Sales growth is driven by all regions. The value share of the GLP-1 class of the total diabetes market has increased to 9.0% from 7.6% 12 months ago. Novo Nordisk is the market leader with a value market share of 50.6%.

Region Europe
Sales in Region Europe increased by 31% in both Danish kroner and at CER. The sales development reflects the positive impact from the introduction of Ozempic® in 22 countries and the cardiovascular indication for Victoza®, partly offset by the impact from a competing once-weekly product. The initial feedback from the launch of Ozempic® has been positive and leading to a stabilisation of the market share in launch markets. Novo Nordisk remains the market leader in Region Europe with a value market share of 52.8%.

Region AAMEO
Sales in Region AAMEO increased by 20% measured in Danish kroner and by 15% at CER. The value share of the GLP-1 class of the total diabetes market has expanded to 3.5% from 3.1% 12 months ago. Novo Nordisk has a value market share of 38.6% across Region AAMEO.

Region China
Sales in Region China increased by 72% measured in Danish kroner and by 70% at CER. The increase in sales reflects broad market access and continued commercial investments, which have driven the expansion of the GLP-1 class' share of the overall diabetes market value to 2.1% from 1.3% 12 months ago and increased the Victoza® GLP-1 value market share to 92.8%.

Region Japan & Korea
Sales in Region Japan & Korea increased by 22% measured in Danish kroner and by 14% at CER. The development in sales reflects continued market growth and the intensified competition from a once-weekly product. Novo Nordisk currently holds a value market share of 30.0%.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 9 of 34

Region Latin America
Sales in Region Latin America increased by 48% measured in Danish kroner and by 55% at CER. The sales growth reflects the continued expansion of the GLP-1 segment across the region and the introduction of Ozempic® in Brazil. Novo Nordisk remains the market leader in the region with a value market share of 70.8%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 25% measured in Danish kroner and by 19% at CER. Novo Nordisk is the market leader with a 46.9% value market share. The value market share of the GLP-1 class of the total North American diabetes market has increased to 21.3%.

Sales growth in the USA is driven by a prescription volume growth of the GLP-1 class of around 30%, driven by once-weekly GLP-1 products. In the USA, the weekly new-to-brand prescription market share for Ozempic® has reached 37%. In October 2019, Novo Nordisk introduced Rybelsus® and initial feedback has been positive and market access is progressing. The weekly new-to-brand prescription market share for Rybelsus® is 7% and the combined Novo Nordisk GLP-1 new-to-brand prescription market share is 57%. Novo Nordisk's GLP-1 is market leader measured on total monthly prescriptions.

Sales of GLP-1 in the USA increased by 18% at CER. The increase in sales was predominantly driven by continued uptake of Ozempic® and initial Rybelsus® sales reflecting pipeline filling, partly offset by declining sales of Victoza®. The declining Victoza® sales reflect a negative impact from changes in the channel and payer mix and the changes in the coverage gap legislation, impacting average realised prices negatively. Furthermore, sales of Victoza® were negatively impacted by the growth of the once-weekly GLP-1 product class.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 10 of 34

Obesity care, sales development
Sales of Saxenda® increased by 47% measured in Danish kroner and by 42% at CER to DKK 5,679 million. Sales growth of Saxenda® was driven by both International Operations and North America Operations. Saxenda® has now been launched in 46 countries. Novo Nordisk currently has a value market share of 56% of the global obesity prescription drug market.

Obesity care, regional development	Obesity care, sales development

	Sales 2019 DKK million	Growth at CER

Global	5,679	42%
International Operations	2,083	73%
- Region Europe	334	60%
- Region AAMEO	802	87%
- Region China	9	—
- Region Japan & Korea	282	61%
- Region Latin America	656	67%
North America Operations	3,596	28%
- USA	3,348	30%

International Operations
Sales of Saxenda® in International Operations increased by 72% measured in Danish kroner and by 73% at CER driven by increased sales in all regions. Novo Nordisk currently has a value market share of 36% in the obesity prescription drug market in International Operations.

Region Europe
Sales of Saxenda® in Region Europe increased by 61% measured in Danish kroner and by 60% at CER. Saxenda® has been launched in 19 countries in Region Europe. Novo Nordisk currently has a value market share of 49% in the obesity prescription drug market in Region Europe.

Region AAMEO
Sales of Saxenda® in Region AAMEO increased by 92% measured in Danish kroner and by 87% at CER. Saxenda® has now been launched in 18 countries in Region AAMEO. Novo Nordisk currently has a value market share of 43% in the obesity prescription drug market in Region AAMEO.

Region Japan & Korea
Sales of Saxenda® in Region Japan & Korea increased by 61% in both Danish Kroner and at CER and were driven by Korea following the launch in early 2018.

Region Latin America
Sales of Saxenda® in Region Latin America increased by 60% measured in Danish kroner and by 67% at CER. Saxenda® has been launched in 5 countries in Region Latin America. Novo Nordisk currently has a value market share of 35% in the obesity prescription drug market in Region Latin America.

North America Operations
Sales of Saxenda® in North America Operations increased by 35% measured in Danish kroner and by 28% at CER and were driven by increased sales in both the USA and Canada. Novo Nordisk currently has a value market share of 70% in the obesity prescription drug market in North America Operations.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 11 of 34

BIOPHARM
Biopharm, sales development
Sales of biopharm products increased by 7% measured in Danish kroner and by 4% at CER to DKK 19,181 million. The sales development was driven by sales growth in both operating units as well as across both franchises: Haemophilia and Growth disorders. Sales growth in International Operations was driven by Region Latin America, Region AAMEO, Region China and Region Japan & Korea.

Biopharm, regional development	Biopharm, sales development

	Sales 2019 DKK million	Growth at CER

Global	19,181	4%
International Operations	11,293	5%
- Region Europe	5,007	0%
- Region AAMEO	2,248	8%
- Region China	325	43%
- Region Japan & Korea	2,390	4%
- Region Latin America	1,323	16%
North America Operations	7,888	2%
- USA	7,313	2%

Haemophilia
Sales of haemophilia products increased by 7% measured in Danish kroner and by 4% at CER to DKK 10,281 million. The increasing sales were driven by the continued global roll-out of Refixia® and NovoEight®. Novo Nordisk continues to expand its broad global haemophilia presence.

Sales of NovoSeven® increased by 3% measured in Danish kroner, and remained unchanged at CER, to DKK 8,119 million, reflecting the solid position of NovoSeven® as a haemostatic agent in critical treatment settings and a wide range of labelled indications in an increasingly competitive environment. The sales development is driven by increased sales in Region Latin America, Region AAMEO and Region China as well as stable sales in North America Operations offset by declining sales in Region Europe and Region Japan & Korea.

Sales of NovoEight® increased by 13% measured in Danish kroner and by 10% at CER to DKK 1,525 million. Sales growth was driven by Region Latin America, Region AAMEO, Region Europe and North America Operations. NovoEight® has now been launched in 52 countries.

Sales of Refixia® increased to DKK 382 million. Sales growth was driven by the product launches in Region Europe, Region Japan & Korea and North America Operations. Refixia® has now been launched in 16 countries.

Esperoct® has now been launched in nine countries and the initial feedback from patients and physicians is encouraging.

Growth disorders (Norditropin®)
Sales of growth disorder products increased by 6% measured in Danish kroner and by 2% at CER to DKK 7,275 million. The increasing sales were driven by International Operations increasing by 3% at CER and by North America Operations increasing by 2% at CER. Novo Nordisk is the leading company in the global human growth disorder market with a market share measured in value of around 33% driven by new indications and the introduction of the next-generation device.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 12 of 34

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 14% measured in Danish kroner and by 12% at CER to DKK 20,088 million, resulting in a gross margin of 83.5% measured in Danish kroner, compared with 84.2% in 2018. The decrease in gross margin reflects a negative impact from lower realised prices in the USA and impairment of intangible assets, partly countered by a positive product mix driven by increased GLP-1 sales and a positive currency impact of 0.3 percentage point.

Sales and distribution costs increased by 8% measured in Danish kroner and by 6% at CER to DKK 31,823 million. The increase in sales and distribution costs was driven by International Operations reflecting resource allocation to growth markets and promotional activities for Victoza® and launch activities for Ozempic®, promotional activities for insulin, particularly in China, as well as promotional activities for the continued roll-out of Saxenda®. In the USA, promotional activities are focusing on Ozempic® and Saxenda® as well as launch activities for Rybelsus®, partly offset by lower promotional spend related to insulin.

Research and development costs decreased by 4% measured in Danish kroner and by 6% at CER to DKK 14,220 million, positively impacted by reversal of write-downs of prelaunch inventory in first quarter of 2019 following the filing of Rybelsus® to the US FDA, severance costs in second half of 2018 and the expense of the priority review voucher for Rybelsus® in fourth quarter of 2018 partly offset by impairment of intangible assets in 2019. The underlying increase in R&D costs is driven by increased costs for the semaglutide in obesity clinical programmes STEP and SELECT, the ramp-up of the SOUL cardiovascular outcomes trial with Rybelsus® as well as increased costs for the semaglutide NASH development activities, partly offset by the completion of the Rybelsus® phase 3a development programme and the completion of the head-to-head study between Tresiba® and insulin glargine U300.

Administration costs increased by 2% measured in Danish kroner and by 1% at CER to DKK 4,007 million, reflecting increased legal costs while spend across administrative areas was broadly unchanged.

Other operating income (net) was DKK 600 million compared with DKK 1,152 million in 2018. The decline in Other operating income (net) in 2019 compared with 2018 reflects non-recurring income in 2018 and decrease in income from licence agreements.

Operating profit increased by 11% in Danish kroner and by 6% at CER to DKK 52,483 million, which is in line with the latest guidance for operating profit growth measured at CER of '4-6%' in 2019.

FINANCIAL ITEMS (NET) AND TAX
Financial items (net) showed a net loss of DKK 3,930 million compared with a net gain of DKK 367 million in 2018. The reported net financial items in 2019 is in line with the latest guidance of 'loss of around DKK 3.9 billion'.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the Group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 3,212 million compared with a gain of DKK 298 million in 2018. This development reflects a loss on foreign exchange hedging, especially related to the US dollar versus the Danish krone.

As per the end of December 2019, a negative market value of financial contracts of approximately DKK 0.3 billion has been deferred for recognition in 2020.

The effective tax rate was 19.8% in 2019 compared with an effective tax rate of 18.9% in 2018. The reported effective tax rate of 19.8% is in line with the latest guidance of a tax rate of '19-21%' for 2019. The effective tax rate for 2019 was positively impacted by minor non-recurring changes to deferred tax assets following the approval of the Swiss tax reform, while non-recurring changes in tax provisions related to settlement of international tax cases positively impacted the 2018 tax rate.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Capital expenditure for property, plant and equipment was DKK 8.9 billion compared with DKK 9.6 billion in 2018, which is in line with the latest guidance of 'around DKK 9 billion'. Capital expenditure was primarily related to investments in a new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, expansion of production facilities in Kalundborg, Denmark, expansion of production facilities in Chartres, France and a new diabetes filling capacity in Hillerød, Denmark.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 13 of 34

Free cash flow was DKK 34.5 billion compared with DKK 32.5 billion in 2018, which is in line with the latest guidance of 'DKK 31-35 billion'. The increase of 6% compared with 2018 primarily reflects increased cash from operating activities driven by the timing of rebate payments in the USA.

KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2019
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the fourth quarter of 2019.

Sales in the fourth quarter of 2019 increased by 9% in Danish kroner and by 6% at CER compared with the same period in 2018. Sales growth in International Operations was 9% at CER and sales growth in North America Operations was 4% at CER. The global sales growth measured at CER was driven by Diabetes care derived from increased GLP-1 sales of 27%, offset by declining insulin sales of 4%, as well as increased Obesity care sales of 24% and Biopharm sales growth of 2%.

The gross margin was 83.2% in the fourth quarter of 2019 compared with 84.4% in the same period last year. The decline of 1.2 percentage points of the gross margin reflects a negative impact from lower realised prices in the USA and a negative currency impact of 0.3 percentage point partly countered by a positive product mix.

Sales and distribution costs increased by 9% in Danish kroner and by 8% at CER compared with the same period in 2018. The increase in sales and distribution costs was driven by International Operations reflecting resource allocation to growth markets and promotional activities for Saxenda®, launch activities for Ozempic® and prelaunch activities for Tresiba® in China. In the USA, promotional activities are focusing on Ozempic® and Saxenda® as well as launch activities for Rybelsus®.

Research and development costs decreased by 4% in Danish kroner and by 5% at CER compared with the same period in 2018. The decline in R&D costs reflects the expense of the priority review voucher for Rybelsus® in fourth quarter of 2018. The underlying increase in R&D costs reflects increased costs for the semaglutide in obesity clinical programmes STEP and SELECT as well as the phase 2 programme for insulin icodec (LAI287), partly offset by the completion of the oral semaglutide phase 3a development programme.

Administrative costs decreased by 3% in both Danish kroner and at CER compared with the same period in 2018.

Other operating income (net) was DKK 43 million in the fourth quarter of 2019 compared with DKK 245 million in the same period last year reflecting non-recurring disposals in fourth quarter of 2019.

Operating profit increased by 10% in Danish kroner and by 6% at CER compared with the same period in 2018.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 14 of 34

EQUITY
Total equity was DKK 57,593 million at the end of 2019, equivalent to 45.8% of total assets, compared with 46.8% at the end of 2018. Please refer to appendix 5 for further elaboration of changes in equity.

2019 share repurchase programme
On 5 November 2019, Novo Nordisk announced a share repurchase programme of up to DKK 2.1 billion to be executed from 6 November 2019 to 3 February 2020, as part of an overall programme of up to DKK 15 billion to be executed during a 12-month period beginning 1 February 2019. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 5,385,582 B shares for an amount of DKK 2.1 billion in the period from 6 November 2019 to 3 February 2020. The programme was concluded on 3 February 2020.

As of 3 February 2020, Novo Nordisk has repurchased a total of 43,209,505 B shares equal to a transaction value of DKK 15.0 billion under the DKK 15 billion programme beginning 1 February 2019.

As of 3 February 2020, Novo Nordisk and its wholly-owned affiliates owned 50,320,781 of its own B shares, corresponding to 2.1% of the total share capital.

Proposed final dividend of DKK 5.35 for each Novo Nordisk A and B share of DKK 0.20
At the Annual General Meeting on 26 March 2020, the Board of Directors will propose a final dividend of DKK 5.35 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2019 of DKK 8.35 for each Novo Nordisk A and B share of DKK 0.20 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20, which was paid in August 2019, and the proposed final dividend of DKK 5.35 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2020. The total dividend is hence expected to increase by 2.5% compared with the 2018 dividend of DKK 8.15 for each Novo Nordisk A and B share of DKK 0.20. The total dividend for 2019 corresponds to a payout ratio of 50.5%, which is similar to the payout ratio for Novo Nordisk’s peer group of comparable pharmaceutical companies in 2018. No dividend will be paid on the company’s holding of own B shares.

2020 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 17 billion to be executed during the coming 12 months. The total programme may be reduced in size, in case of a significant bolt-on acquisition during 2020.

As part of the up to DKK 17 billion 2020 share repurchase programme, Novo Nordisk A/S will initiate a new share repurchase programme for an amount of up to DKK 2.9 billion in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). For that purpose, Novo Nordisk A/S has appointed Nordea Danmark, Filial af Nordea Bank Abp, as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, Nordea Danmark, Filial af Nordea Bank Abp, will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting today, 5 February, and ending on 4 May 2020.

A maximum of 184,679,219 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation (EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2020, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.1% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 15 of 34

OUTLOOK
OUTLOOK 2020
The current expectations for 2020 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 5 February 2020

Sales growth
at CER	3% to 6%
as reported	Around 1 percentage point higher than at CER

Operating profit growth
at CER	1% to 5%
as reported	Around 1 percentage point higher than at CER

Financial items (net)	Loss of around DKK 1.5 billion

Effective tax rate	20% to 22%

Capital expenditure (PP&E)	Around DKK 6.5 billion

Depreciation, amortisation and impairment losses	Around DKK 5 billion

Free cash flow	DKK 36-41 billion

For 2020, sales growth is expected to be 3% to 6%, measured at CER. This guidance reflects expectations for robust performance for the GLP-1-based diabetes care products Ozempic®, Victoza® and Rybelsus®, the obesity care product Saxenda®, the portfolio of new-generation insulin and the contribution from the biopharm products Esperoct®, Refixia® and NovoEight®. The guidance also reflects intensifying competition both within Diabetes care and Biopharm, especially within the haemophilia inhibitor segment. Furthermore, continued pricing pressure within Diabetes care as well as expansion of already announced affordability initiatives, especially in the USA, are expected to impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 1 percentage point higher than at CER.

For 2020, operating profit growth is expected to be 1% to 5%, measured at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued focus on resource allocation. Operating profit growth is negatively impacted by increased investments in commercial activities related to the commercial priorities across the operating units including the introduction of Rybelsus® in the USA, the continued global expansion of the injectable GLP-1 diabetes franchise, the global investment in building an anti-obesity market and the promotional activities for roll-out of the Biopharm portfolio. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be 1 percentage point higher than at CER.

For 2020, Novo Nordisk expects financial items (net) to amount to a loss of around DKK 1.5 billion, offsetting the positive currency impact on operating profit. The current expectation for 2020 primarily reflects losses associated with foreign exchange hedging contracts, mainly related to the US dollar and Chinese yuan versus the Danish krone.

The effective tax rate for 2020 is expected to be in the range of 20-22%.

Capital expenditure is expected to be around DKK 6.5 billion in 2020, primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production within Diabetes care and an expansion of thefilling capacity within Diabetes care. Depreciation, amortisation and impairment losses are expected to be around DKK 5 billion. The decline in depreciation, amortisation and impairment losses in 2020, compared with the level in 2019, reflects higher levels of impairment losses in 2019. Free cash flow is expected to be DKK 36-41 billion.

All of the above expectations are based on assumptions that the global or regional economic and political environment will not significantly change business conditions for Novo Nordisk during 2020, including the potential implications from major healthcare reforms, and that the currency exchange rates, especially the US dollar, will

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 16 of 34

remain at the current level versus the Danish krone. Neither does the guidance include the financial implications in case of a significant bolt-on acquisition during 2020. Furthermore, the guidance does not include any significant impact from the outbreak of coronavirus. Please refer to the table below for the key currency assumptions.

FX	Q4 2019	Q4 2018	% change	2019	2018	% change	Spot rate 31 January 2020

USD	675	654	3%	667	631	6%	676
CNY	96	94	1%	97	95	1%	97
JPY	6.21	5.79	7%	6.12	5.72	7%	6.21
CAD	511	496	3%	503	487	3%	511
GBP	868	842	3%	852	842	1%	888

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)

USD	DKK 1,950 million	9
CNY[1]	DKK 450 million	7
JPY	DKK 150 million	12
CAD	DKK 130 million	9
GBP	DKK 100 million	10

1 Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

LONG-TERM FINANCIAL TARGETS
Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations. The targets were subsequently revised and updated on several occasions, most recently in connection with the Annual Report for 2018 released in February 2019.

With the performance in 2019, Novo Nordisk has met its long-term financial targets comprising average operating profit growth of 5%, cash-to-earnings of 85% (3-year average) and operating profit after tax over net operating assets (OPAT/NOA) of 80%.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 17 of 34

LONG-TERM FINANCIAL TARGETS
	2019	2018	2017	2016	Average 2016 - 2019	Target
Operating profit growth at CER1)	5.6%	2.8%	4.8%	6.2%	4.9%	5%

Operating profit after tax to net operating assets	98.0%	116.7%	143.2%	150.2%		80%

Cash to earnings	88.4%	84.2%	85.5%	105.4%

Cash to earnings (three-year average)	86.0%	91.7%	96.4%	102.4%		85%

1 Operating profit growth at CER for 2016 is adjusted for DKK 2,376 million from the partial divestment of associated company and DKK 449 million from the income related to the out-licensing of assets for inflammatory disorders in 2015.

STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS FOR 2025
To reflect the broad growth aspects of Novo Nordisk across therapy areas and geographies, the historic approach to long-term financial targets focusing on specific financial aspects is no longer sufficiently describing Novo Nordisk’s future growth outlook. Consequently, Novo Nordisk announced in connection with its Capital Markets Day in November 2019 that it is replacing the current long-term financial targets structure with a more comprehensive approach describing the future growth aspirations of the company under the headline: Strategic aspirations for 2025.

The strategic aspirations, reflecting the sustained growth opportunities until 2025, are intended to cover future growth drivers of Novo Nordisk and thereby providing investors with an understanding of Novo Nordisk’s growth and investment opportunities across therapy areas and geographies. The strategic aspirations are described across four dimensions:

Purpose and sustainability:

•	Being respected for adding value to society

•	Progress towards zero environmental impact

•	Ensure distinct core capabilities and evolve culture

Innovation and therapeutic focus:

•	Further raise the innovation bar for diabetes treatment

•	Develop a leading portfolio of superior treatment solutions for obesity

•	Strengthen and progress the Biopharm pipeline

•	Establish presence in Other serious chronic diseases focusing on cardiovascular diseases, NASH and chronic kidney disease

Commercial execution:

•	Strengthen Diabetes care leadership - aim at global value market share of more than 1/3

•	Strengthen Obesity care leadership and double current sales[1]

•	Secure a sustained growth outlook for Biopharm

Financials:

•	Deliver solid sales and operating profit growth

◦	Deliver 6-10% sales growth in International Operations

◦	Transform 70% of sales in the USA[2]

•	Drive operational efficiencies across the value chain to enable investments in future growth assets

•	Deliver free cash flow to enable attractive capital allocation to shareholders

The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

1 Based on reported sales in 2019
2 From 2015 to 2022

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 18 of 34

RESEARCH & DEVELOPMENT UPDATE
Diabetes care

Rybelsus® (oral semaglutide) recommended for approval for the treatment of adults with type 2 diabetes by the European regulatory authorities
In January 2020, Novo Nordisk announced that the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) had adopted a positive opinion, recommending marketing authorisation for Rybelsus® (oral semaglutide) for the treatment of adults with insufficiently controlled type 2 diabetes to improve glycaemic control as an adjunct to diet and exercise. The CHMP recommends Rybelsus® to be indicated as monotherapy when metformin is considered inappropriate, as well as in combination with other medicinal products for the treatment of type 2 diabetes. The label also refers to clinical trial results with respect to combination with other diabetes medications, effects on glycaemic control, cardiovascular events and the populations studied.

Ozempic® approved in the US for CV risk reduction in people with type 2 diabetes and established CVD. Rybelsus® label updated with additional information from the PIONEER 6 CV outcomes trial
In January 2020, Novo Nordisk announced that the US Food and Drug Administration (FDA) had approved a label expansion based on a supplemental New Drug Application (sNDA) for Ozempic® (once-weekly semaglutide) for the indication of reducing the risk of major adverse cardiovascular events (MACE) including cardiovascular death, non-fatal heart attack, or non-fatal stroke in adults with type 2 diabetes and established cardiovascular disease (CVD).

The approval is based on the SUSTAIN 6 cardiovascular outcomes trial (CVOT), which demonstrated that Ozempic® statistically significantly reduced the risk of CV death, non-fatal heart attack or non-fatal stroke by 26% versus placebo, when added to standard of care in people with type 2 diabetes with increased CV risk.

The FDA also updated the Rybelsus® label to include additional information from the PIONEER 6 CVOT demonstrating CV safety. Rybelsus® demonstrated CV safety by meeting the primary endpoint of non-inferiority for the composite MACE endpoint. The proportion of patients who experienced at least one MACE was 3.8% with Rybelsus® and 4.8% with placebo.

Insulin icodec (LAI287) phase 2 trial successfully completed
In January 2020, Novo Nordisk completed the phase 2 trial with insulin icodec (previously named LAI287), a basal insulin intended for once-weekly treatment.The phase 2 trial was a 26-week, randomised, double-blind, double-dummy, treat-to-target, trial comparing the efficacy and safety of once-weekly insulin icodec to once-daily insulin glargine U100 in 247 insulin-naïve people with type 2 diabetes.The primary endpoint was change in HbA1c from baseline to week 26. From a mean baseline of HbA1C of 8.1% for insulin icodec and 8.0% for insulin glargine U100, the estimated mean change in HbA1c from baseline at week 26 was -1.33 and -1.15 percentage points, respectively, a numerical, but not statistically significant, difference of 0.2 percentage point in favour of insulin icodec. Observed rates of hypoglycaemic events were low for both treatment arms and comparable, and insulin icodec appeared to have a safe and well tolerated profile. Based on the phase 2 results, Novo Nordisk plans to initiate a phase 3 clinical trial programme in second half of 2020.

Icosema (LAISema) phase 1 trial successfully completed
In December 2019, Novo Nordisk successfully completed the phase 1 trial with icosema, the combination of long-acting insulin icodec and subcutaneous GLP-1 semaglutide intended for once-weekly treatment. The trial was designed to investigate safety, tolerability and pharmacokinetics (PK) of a single dose of icosema compared to a single dose of the mono-components in people with type 2 diabetes. Following the completion of the phase 1 trial, icosema is now being evaluated for further clinical trial development.

Obesity care

PYY1875 and PYY1562 phase 1 clinical trials completed
During the fourth quarter of 2019, Novo Nordisk completed the phase 1 trials with PYY1875 and PYY1562 for weight management. For PYY1562, the product half-life was deemed insufficient to continue development and the project was consequently discontinued. For PYY1875, the product half-life supported weekly treatment both alone and in addition to subcutaneous semaglutide. Single-dose treatment with PYY1875 appeared to have a safe and well-tolerated profile. PYY1875 is now being evaluated for further clinical trial development.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 19 of 34

Biopharm

Mim8 phase 1/2 initiated
In January 2020, Novo Nordisk initiated the phase 1/2 trial for Mim8. Mim8 is a next-generation factor VIII mimetic bi-specific antibody for subcutaneous prophylaxis treatment of haemophilia A regardless of inhibitor status. The trial is investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of single subcutaneous injections of Mim8 in healthy male people and multiple subcutaneous injections of Mim8 in people with severe haemophilia A with or without factor VIII inhibitors. The trial includes a phase 1 single ascending dose part, which is a single-centre, randomised, double-blinded within cohorts, placebo-controlled investigation targeting 40 treated people. Furthermore, the trial includes a phase 2 multiple ascending dose part, which is a multinational, open-label investigation trial targeting 32 treated people.

Partner updates

Dicerna and Novo Nordisk enter into agreement to discover and develop RNAi therapies for liver-related cardio-metabolic diseases
In November 2019, Novo Nordisk and Dicerna announced an agreement to discover and develop novel therapies for the treatment of liver-related cardio-metabolic diseases using Dicerna’s proprietary GalXC™ RNAi platform technology. The collaboration plans to explore more than 30 liver cell targets and may deliver multiple clinical candidates for disorders including chronic liver disease, non-alcoholic steatohepatitis (NASH), type 2 diabetes, obesity, and rare diseases. Dicerna will conduct and fund discovery and preclinical development to clinical candidate selection for each liver cell target, and Novo Nordisk will be responsible for all further development.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 20 of 34

SUSTAINABILITY UPDATE

SOCIAL PERFORMANCE	2019	2018	2017	2016	2015	% change 2018 to 2019

Patients

Patients reached with Novo Nordisk's diabetes care products (estimate in millions)	30.0	29.2	27.7	28.0	26.8	3%
Patients reached with Novo Nordisk's diabetes care products via the Access to Insulin Commitment (estimate in millions)[1]	2.9	0.3	0.3	—	—	—

Employees

Employees (FTE)	42,703	42,672	42,076	41,971	40,638	0%
Employee turnover	11.4%	11.7%	11.0%	9.7%	9.2%	—
Gender in management (ratio men:women)	60:40	60:40	60:40	59:41	59:41	—
Employee engagement	91%	91%	90%	—	—	—

Responsible business
Relevant employees trained in business ethics	99%	99%	99%	99%	98%	—
Product recalls	4	3	6	6	2	33%
Failed inspections	0	0	0	0	0	—
Company trust (scale 0-100)	78.2	84.5	82.2	—	—	—

ENVIRONMENTAL PERFORMANCE

Resources
Energy consumption for operations (1,000 GJ)	2,993	3,099	—	—	—	(3%)
Share of renewable power for production sites	76%	77%	79%	78%	78%	—
Water consumption for production sites (1,000 m3)	3,149	3,101	3,276	3,293	3,131	2%

Emissions and waste
CO2 emissions from operations and transportation (1,000 tons)	306	278	—	—	—	10%
Waste from production sites (1,000 tons)	124	142	157	153	159	(13%)

1. Scope of Access to Insulin Commitment expanded in 2019 to also include middle-income countries and selected organisations providing humanitarian relief.

Patients
Novo Nordisk is committed to driving change to defeat diabetes and other serious chronic diseases. To fulfil this purpose, Novo Nordisk pioneers scientific breakthroughs, expand access to our medicines, and work to prevent and ultimately cure disease.

In 2019, Novo Nordisk provided medical treatment to an estimated 30.0 million people with diabetes worldwide, compared with 29.2 in 2018. This 3% increase was primarily driven by sales of long-acting, premix and fast-acting insulins and GLP-1 products.

Through Novo Nordisk’s Access to Insulin Commitment, the company guarantees to provide low-priced human insulin to governments in the poorest parts of the world and selected humanitarian organisations at a ceiling price of USD 4 per vial. As of 2019, the guarantee is expanded to include an additional 29 middle-income countries. This means that a total of 78 countries, as well as selected humanitarian organisations, can benefit from this guarantee. An estimated 2.9 million people were treated with insulin under this commitment in 2019, of which approximately 200,000 people were reached through sales to humanitarian organisations. In 2019, the average price the insulin was sold at equals USD 0.12 per patient per day. Beyond this commitment, Novo Nordisk sold human insulin at or below the ceiling price in other countries, reaching an estimated additional 2.2 million people in 2019.

Employees
Novo Nordisk aims to be an attractive employer that offers a safe and healthy, inclusive and engaging working environment in which all employees have equal opportunities to realise their potential. At the end of 2019, the total

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 21 of 34

number of employees was 43,258, corresponding to 42,703 full-time positions, which is a less than 1% increase compared with 2018. The underlying growth in employees was mainly driven by Region China. Employee turnover decreased from 11.7% in 2018 to 11.4%.

By the end of 2019, the gender distribution among managers was 60% men and 40% women, unchanged from 2018.

The average frequency rate of occupational accidents with absence was 2.2 per million working hours in 2019 compared with 2.4 in 2018. In 2019, Novo Nordisk had one work-related fatality compared with none in 2018. Novo Nordisk works with a zero-injury mindset and remains committed to continuously improving safety performance. Employees are encouraged to always make the safe choice, and it is emphasised that safety behaviour is part of the company values.

Product quality
Novo Nordisk had four product recalls from the market in 2019, compared with three in 2018. As in 2018, none of the recalls were critical. Local health authorities were informed in all instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

Long-term social targets
The level of employee engagement and commitment to the company’s values remains high. In the annual employee survey, conducted in the second quarter of 2019, 91% of employees responded positively to a set of questions to measure the level of engagement, same as in 2018. The target is at least 90%.

The level of trust in Novo Nordisk among key stakeholders - people with diabetes, general practitioners and diabetes specialists - is an indicator of the extent to which the company lives up to stakeholders' expectations and the likelihood that they will trust, support and engage with the company. The company trust score, measured on a scale of 0-100, decreased to 78.2 from 84.5 in 2018. The decline in trust can best be explained by the increased scrutiny on pharma industry throughout 2019, in particular in regards to pricing, access and affordability of medicines, which continues to be reflected in media sentiment and social media conversations. The decline in trust is not unique to Novo Nordisk, but is a trend across the pharma sector. Data were collected between June and September 2019; a score between 70 and 80 is considered strong. The target is at least 80.

Resources
In 2019, the energy consumption for operations decreased slightly compared with 2018.
There is a continued focus on energy-saving projects within production, and projects implemented in 2019 are expected to result in annual savings of 72,000 GJ.

Water consumption in production sites in 2019 increased slightly by 2% compared with 2018. Three facilities in Algeria, Brazil and China are in areas with water stress or high seasonal variability. These sites accounted for 14% of the total water consumption in 2019, and there is a continued focus on reducing water consumption across these sites.

Emissions
In 2019, total emissions across operations and transportation were 306,000 tons CO2, which is a 10% increase compared to 2018, primarily due to a significant increase in emissions from product distribution. This was due to an increase in distributed volume, and the fact that there was more air freight than sea freight due to supply and market-driven challenges. In 2020, Novo Nordisk has focus on ensuring a shift to sea freight and to ensure efficient production planning to reduce emissions from product distribution.

An ambitious circular supplier program, 'Suppliers for Zero', was initiated as part of the Circular for Zero strategy. Twelve key suppliers have enrolled in 2019 of which four have committed to achieving zero CO2 emissions.

Waste
Compared to 2018, waste decreased by 13% in 2019. This was due to a decreased amount of both ethanol waste and organic residues from the production of API in Kalundborg.

One strategic focus of the Circular for Zero strategy is to investigate the end-of-life challenge of devices following patient use, for the materials can be recovered and recycled into new products.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 22 of 34

Long-term environmental targets
In 2019, 76% of power for production sites was sourced from renewable energy. In 2019, Novo Nordisk finalised an agreement in the United States to have solar energy cover power consumption across all US operations. This agreement is effective as of 2020. With this solution, Novo Nordisk will achieve its target to source 100% renewable power at all production sites in 2020.

In 2019, total emissions across operations and transportation was 306,000 tons CO2. Emissions are expected to decrease significantly in 2020 due to various renewable energy projects, including solar power across all US operations, wind power in Europe and green steam in Denmark. Emissions from transportation are also expected to decrease due to a company car policy that encourages transition to hybrid and electric vehicles and through collaboration with EV100, (The Climate Group's global initiative for electrical vehicles). The target is to have zero emissions from operations and transportation by 2030 and it covers production sites, over 80 offices and laboratories, company cars, business flights and product distribution and was approved by the Science Based Target Initiative.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 23 of 34

CORPORATE GOVERNANCE
Board of Directors and Executive management remuneration

Executive remuneration described in separate Remuneration Report
Novo Nordisk has prepared a separate Remuneration Report that describes the remuneration awarded or due during 2019 to the members of the Board and the Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority. This report furthermore includes a description of key developments in remuneration in 2019, the actual remuneration of board members and executives, an overview of remuneration awarded during the previous five financial years, remuneration benchmarks and shareholdings by board members and executives.

The Remuneration Report is available at the following link:
novonordisk.com/about-novonordisk/corporate-governance/remunerationreport.html (the contents of the company’s website do not form a part of this Form 6-K).

Long-term incentive programme 2020
The Board of Directors has established a long-term incentive programme for 2020 covering Executive Management and - in line with previous years - a number of mid to senior managers (in total approximately 1,200 employees) consisting of a one-year performance period (2020) and a three-year vesting period (2021-2023). The one-year performance period involves targets for economic value creation and sales growth as well as modifiers based on non-financial targets. The three-year vesting period involves a sales growth target.

A total of 1,050,000 Novo Nordisk shares may be allocated at target (at maximum target achievement the number of shares is 2,100,000), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (5 February to 19 February 2020) following the release of the annual report for 2019. It is currently estimated that the value at target is approx DKK 420 million. The value of the programme will be amortised over four years (2020-2023).
LEGAL MATTERS
Product liability lawsuits related to Victoza®
Novo Nordisk, along with the majority of incretin-based product manufacturers in the USA, is a defendant in product liability lawsuits related to use of incretin-based medications. As of 3 February 2020, 332 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV incretin-based products. 209 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts. Currently, Novo Nordisk does not have any individual trials scheduled in 2020. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit or cash flow.

Civil investigative demand from Colorado State Attorney General’s office calling for information related to practices for Novo Nordisk’s insulin products
In December 2019, the Colorado State Attorney General’s office served Novo Nordisk Inc. with a civil investigative demand calling for the production of documents and information relating to pricing and trade practices for Novo Nordisk’s insulin products from 1 January 2010 through the present. Novo Nordisk is cooperating with the Colorado State Attorney General in this investigation. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 24 of 34

MANAGEMENT STATEMENT
The Board of Directors and Executive Management have approved the Annual Report 2019 of Novo Nordisk A/S, including the audited consolidated financial statements. The Board of Directors and Executive Management have also approved this financial statement containing condensed financial information for 2019.

The consolidated financial statements in the Annual Report 2019 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2019, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2019 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2019 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 5 February 2020

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Brian Daniels

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liz Hewitt	Mette Bøjer Jensen	Kasim Kutay

Anne Marie Kverneland	Martin Mackay	Thomas Rantzau

Stig Strøbæk

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 25 of 34

About Novo Nordisk
Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,700 people in 80 countries, and markets its products in more than 170 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Financial calendar
12 February 2020	Deadline for the company's receipt of shareholder proposals for the Annual General Meeting 2020
26 March 2020	Annual General Meeting
6 May 2020	Financial statement for the first three months of 2020
6 August 2020	Financial statement for the first six months of 2020
30 October 2020	Financial statement for the first nine months of 2020

Contacts for further information
Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (USA)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (USA)	+1 609 235 2989	krdb@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2019 and Form 20-F, which are both expected to be filed with the SEC in February 2020 in continuation of the publication of the Annual Report 2019, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,

•
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Managing risks to protect value’ of the Annual Report 2019.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 26 of 34

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2019				2018				Q4 2019 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2018

Net sales	32,417	30,277	30,036	29,291	29,732	27,762	27,407	26,930	9%

Gross profit	26,985	25,202	25,187	24,559	25,079	23,347	23,055	22,733	8%
Gross margin	83.2%	83.2%	83.9%	83.8%	84.4%	84.1%	84.1%	84.4%

Sales and distribution costs	9,536	7,761	7,580	6,946	8,728	7,128	7,090	6,451	9%
Percentage of sales	29.4%	25.6%	25.2%	23.7%	29.4%	25.7%	25.9%	24.0%
Research and development costs	4,384	3,601	3,557	2,678	4,544	3,644	3,296	3,321	(4%)
Percentage of sales	13.5%	11.9%	11.8%	9.1%	15.3%	13.1%	12.0%	12.3%
Administrative costs	1,235	1,009	852	911	1,269	932	851	864	(3%)
Percentage of sales	3.8%	3.3%	2.8%	3.1%	4.3%	3.4%	3.1%	3.2%
Other operating income, net	43	88	254	215	245	170	386	351	(82%)

Operating profit	11,873	12,919	13,452	14,239	10,783	11,813	12,204	12,448	10%
Operating margin	36.6%	42.7%	44.8%	48.6%	36.3%	42.6%	44.5%	46.2%

Financial income	20	17	15	13	(37)	(78)	1,039	1,198	N/A
Financial expenses	814	829	1,322	1,030	376	597	745	37	N/A
Financial items (net)	(794)	(812)	(1,307)	(1,017)	(413)	(675)	294	1,161	92%

Profit before income taxes	11,079	12,107	12,145	13,222	10,370	11,138	12,498	13,609	7%

Income taxes	2,362	1,913	2,550	2,777	1,873	2,101	2,155	2,858	26%

Net profit	8,717	10,194	9,595	10,445	8,497	9,037	10,343	10,751	3%

Depreciation, amortisation and impairment losses	1,398	2,095	1,110	1,058	1,642	783	768	732	(15%)
Capital expenditure[1]	1,907	2,234	2,147	2,644	2,760	2,418	2,385	2,073	(31%)
Net cash generated from operating activities	5,165	16,688	15,039	9,890	7,412	11,619	15,770	9,815	(30%)
Free cash flow	1,737	14,039	12,020	6,655	3,313	8,755	13,227	7,241	(48%)

Total assets	125,612	124,908	117,909	110,135	110,769	101,895	103,248	93,558	13%
Total equity	57,593	52,953	53,085	47,319	51,839	47,512	49,081	44,238	11%
Equity ratio	45.8%	42.4%	45.0%	43.0%	46.8%	46.6%	47.5%	47.3%

Full-time equivalent employees end of period	42,703	42,158	41,611	42,453	42,672	43,161	43,105	42,688	0%

Basic earnings per share/ADR (in DKK)	3.71	4.30	4.03	4.37	3.54	3.74	4.27	4.41	5%
Diluted earnings per share/ADR (in DKK)	3.70	4.29	4.03	4.36	3.53	3.74	4.26	4.40	5%
Average number of shares outstanding (million)	2,357.9	2,368.8	2,380.2	2,390.3	2,401.2	2,414.1	2,425.8	2,437.3	(2%)
Average number of diluted shares
outstanding (million)	2,363.3	2,373.2	2,383.5	2,394.6	2,406.1	2,419.2	2,430.9	2,442.3	(2%)

Sales by business segment:
Long-acting insulin	5,102	5,019	5,411	5,244	5,456	5,158	5,357	4,873	(6%)
Premix insulin	2,665	2,596	2,560	2,757	2,438	2,527	2,587	2,642	9%
Fast-acting insulin	4,936	4,632	4,758	4,977	5,030	4,609	4,936	4,778	(2%)
Human insulin	2,204	2,237	2,180	2,415	2,178	2,386	2,335	2,366	1%
Total insulin	14,907	14,484	14,909	15,393	15,102	14,680	15,215	14,659	(1%)
Total GLP-1	9,842	8,492	7,740	7,147	7,492	6,655	5,924	6,058	31%
Other Diabetes care	1,017	1,038	1,125	1,067	1,074	1,044	1,011	1,121	(5%)
Total Diabetes care	25,766	24,014	23,774	23,607	23,668	22,379	22,150	21,838	9%
Obesity care (Saxenda®)	1,564	1,442	1,462	1,211	1,229	987	883	770	27%
Diabetes and Obesity care total	27,330	25,456	25,236	24,818	24,897	23,366	23,033	22,608	10%

Haemophilia	2,554	2,524	2,670	2,533	2,478	2,301	2,294	2,503	3%
Growth disorders (Norditropin®)	2,076	1,886	1,758	1,555	1,962	1,688	1,703	1,481	6%
Other Biopharm	457	411	372	385	395	407	377	338	16%
Biopharm total	5,087	4,821	4,800	4,473	4,835	4,396	4,374	4,322	5%

Sales by geographic segment:
International Operations	15,351	15,261	15,565	15,387	13,882	13,659	13,818	13,564	11%
- Region Europe	6,157	5,738	5,862	5,505	5,594	5,392	5,460	5,233	10%
- Region AAMEO	3,279	3,525	3,547	3,738	2,993	3,067	3,194	2,899	10%
- Region China	3,019	3,258	3,192	3,375	2,712	2,793	2,751	3,029	11%
- Region Japan & Korea	1,734	1,597	1,664	1,458	1,610	1,446	1,484	1,257	8%
- Region Latin America	1,162	1,143	1,300	1,311	973	961	929	1,146	19%
North America Operations	17,066	15,016	14,471	13,904	15,850	14,103	13,589	13,366	8%
- USA	16,252	14,256	13,767	13,211	15,182	13,476	12,952	12,878	7%

Segment operating profit:
Diabetes and Obesity care	9,013	10,403	11,393	11,828	8,153	9,995	9,760	9,934	11%
Biopharm	2,860	2,516	2,059	2,411	2,630	1,818	2,444	2,514	9%

1Cash-based capital expenditure (Purchase of property, plant and equipment)

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 27 of 34

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2019	2018

Income statement

Net sales	122,021	111,831
Cost of goods sold	20,088	17,617

Gross profit	101,933	94,214

Sales and distribution costs	31,823	29,397
Research and development costs	14,220	14,805
Administrative costs	4,007	3,916
Other operating income, net	600	1,152

Operating profit	52,483	47,248

Financial income	65	2,122
Financial expenses	3,995	1,755

Profit before income taxes	48,553	47,615

Income taxes	9,602	8,987

NET PROFIT	38,951	38,628

Basic earnings per share (DKK)	16.41	15.96
Diluted earnings per share (DKK)	16.38	15.93

Segment Information

Segment sales:
Diabetes and Obesity care	102,840	93,904
Biopharm	19,181	17,927

Segment operating profit:
Diabetes and Obesity care	42,637	37,842
Operating margin	41.5%	40.3%

Biopharm	9,846	9,406
Operating margin	51.3%	52.5%

Total segment operating profit	52,483	47,248

Statement of comprehensive income

Net profit for the period	38,951	38,628

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	(187)	87

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	226	491
Cash flow hedges, realisation of previously deferred (gains)/losses	1,677	(2,027)
Cash flow hedges, deferred gains/(losses) incurred during the period	(329)	(1,677)
Other items	9	(27)
Tax on other comprehensive income, income/(expense)	(231)	755

Other comprehensive income for the period, net of tax	1,165	(2,398)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	40,116	36,230

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 28 of 34

APPENDIX 3: CASH FLOW STATEMENT

DKK million	2019	2018

Net profit	38,951	38,628

Adjustment for non-cash items:
Income taxes in the Income Statement	9,602	8,987
Depreciation, amortisation and impairment losses	5,661	3,925
Other non-cash items	7,032	6,098
Change in working capital	(3,388)	(3,370)
Interest received	64	51
Interest paid	(204)	(89)
Income taxes paid	(10,936)	(9,614)

Net cash generated from operating activities	46,782	44,616

Purchase of intangible assets	(2,299)	(2,774)
Proceeds from sale of property, plant and equipment	4	13
Purchase of property, plant and equipment	(8,932)	(9,636)
Proceeds from other financial assets	148	178
Purchase of other financial assets	(350)	(248)
Investment in associated company	(97)	—
Proceeds from the divestment of Group and associated companies	(3)	368
Dividend received from associated company	20	19

Net cash used in investing activities	(11,509)	(12,080)

Purchase of treasury shares	(15,334)	(15,567)
Dividends paid	(19,409)	(19,048)
Repayment of borrowings, net	(741)	94

Net cash used in financing activities	(35,484)	(34,521)

NET CASH GENERATED FROM ACTIVITIES	(211)	(1,985)

Cash and cash equivalents at the beginning of the year	15,629	17,158
Reclassification of bank overdraft to financing activities	—	412
Exchange gain/(loss) on cash and cash equivalents	(7)	44

Cash and cash equivalents at the end of the year	15,411	15,629

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 29 of 34

APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2019	31 Dec 2018

ASSETS

Intangible assets	5,835	5,145
Property, plant and equipment	50,551	41,891
Investments in associated companies	474	531
Deferred income tax assets	4,121	2,893
Other receivables and prepayments	841	—
Other financial assets	1,334	1,242

TOTAL NON-CURRENT ASSETS	63,156	51,702

Inventories	17,641	16,336
Trade receivables	24,912	22,786
Tax receivables	806	1,013
Other receivables and prepayments	3,434	3,090
Derivative financial instruments	188	204
Cash at bank	15,475	15,638

TOTAL CURRENT ASSETS	62,456	59,067
TOTAL ASSETS	125,612	110,769

EQUITY AND LIABILITIES

Share capital	480	490
Treasury shares	(10)	(11)
Retained earnings	57,817	53,406
Other reserves	(694)	(2,046)

TOTAL EQUITY	57,593	51,839

Borrowings	3,009	—
Deferred income tax liabilities	80	118
Retirement benefit obligations	1,334	1,256
Provisions	4,613	3,392

Total non-current liabilities	9,036	4,766

Borrowings	1,474	515
Trade payables	6,358	6,756
Tax payables	4,212	4,610
Other liabilities	15,085	14,098
Derivative financial instruments	734	2,024
Provisions	31,120	26,161

Total current liabilities	58,983	54,164

TOTAL LIABILITIES	68,019	58,930

TOTAL EQUITY AND LIABILITIES	125,612	110,769

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 30 of 34

APPENDIX 5: EQUITY STATEMENT

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

2019

Balance at the beginning of the year	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839
Net profit for the year			38,951					38,951
Other comprehensive income for the year			(187)	226	1,348	(222)	1,352	1,165

Total comprehensive income for the year			38,764	226	1,348	(222)	1,352	40,116

Transactions with owners:
Dividends			(19,409)					(19,409)
Share-based payments			363					363
Tax related to restricted stock units			18					18
Purchase of treasury shares		(9)	(15,325)					(15,334)
Reduction of the B share capital	(10)	10						—

Balance at the end of the year	480	(10)	57,817	(839)	(329)	474	(694)	57,593

At the end of the year proposed final dividends (not yet declared) of DKK 12,551 million (5.35 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.
				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust-ments	Cash flow hedges	Tax and other adjust-ments	Total other reserves	Total

2018

Balance at the beginning of the year	500	(11)	48,977	(1,556)	2,027	(122)	349	49,815
Change in accounting policy, IFRS 9 (net of tax)			(90)			90	90	—
Net profit for the year			38,628					38,628
Other comprehensive income for the year			87	491	(3,704)	728	(2,485)	(2,398)

Total comprehensive income for the year			38,625	491	(3,704)	818	(2,395)	36,230

Transactions with owners:
Dividends			(19,048)					(19,048)
Share-based payments			414					414
Tax related to restricted stock units			(5)					(5)
Purchase of treasury shares		(10)	(15,557)					(15,567)
Reduction of the B share capital	(10)	10						—

Balance at the end of the year	490	(11)	53,406	(1,065)	(1,677)	696	(2,046)	51,839

At the end of the year proposed final dividends of DKK 12,309 million (5.15 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 31 of 34

APPENDIX 6: REGIONAL SALES SPLIT

Q4 2019 sales split per region

DKK million	Total	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America	North America Operations	USA

Diabetes and Obesity care segment
Long-acting insulin	5,102	2,252	1,215	342	239	244	212	2,850	2,715
% change at CER	(9%)	10%	8%	11%	21%	5%	13%	(20%)	(22%)
Tresiba®	2,311	884	438	82	29	212	123	1,427	1,336
% change at CER	3%	19%	29%	(3%)	—	4%	11%	(4%)	(8%)
Xultophy®	584	413	354	33	—	8	18	171	168
% change at CER	27%	41%	28%	—	—	—	138%	2%	1%
Levemir®	2,207	955	423	227	210	24	71	1,252	1,211
% change at CER	(24%)	(6%)	(17%)	5%	10%	(8%)	0%	(34%)	(34%)
Premix insulin	2,665	2,331	391	699	1,020	190	31	334	326
% change at CER	7%	6%	(10%)	9%	10%	8%	0%	17%	19%
Ryzodeg®	246	246	19	92	3	124	8	—	—
% change at CER	20%	20%	13%	26%	—	15%	0%	—	—
NovoMix®	2,419	2,085	372	607	1,017	66	23	334	326
% change at CER	6%	4%	(11%)	7%	10%	(2%)	0%	17%	19%
Fast-acting insulin	4,936	2,572	1,230	644	400	203	95	2,364	2,258
% change at CER	(4%)	6%	3%	13%	14%	(4%)	(11%)	(13%)	(14%)
Fiasp®	439	173	168	3	—	2	—	266	258
% change at CER	108%	45%	40%	—	—	—	—	199%	215%
NovoRapid®	4,497	2,399	1,062	641	400	201	95	2,098	2,000
% change at CER	(9%)	3%	(2%)	13%	14%	(6%)	(11%)	(20%)	(21%)
Human insulin	2,204	1,733	345	501	677	43	167	471	442
% change at CER	(1%)	(3%)	(13%)	(5%)	(1%)	(17%)	42%	6%	8%
Total insulin	14,907	8,888	3,181	2,186	2,336	680	505	6,019	5,741
% change at CER	(4%)	5%	1%	7%	8%	1%	14%	(14%)	(15%)
Victoza®	5,427	1,871	987	218	243	287	136	3,556	3,441
% change at CER	(19%)	17%	4%	15%	79%	57%	(7%)	(30%)	(30%)
Ozempic®	4,365	502	429	4	—	—	69	3,863	3,699
% change at CER	—	—	—	—	—	—	—	—	—
Rybelsus®	50	—	—	—	—	—	—	50	50
% change at CER	—	—	—	—	—	—	—	—	—
Total GLP-1	9,842	2,373	1,416	222	243	287	205	7,469	7,190
% change at CER	27%	45%	45%	17%	79%	57%	39%	23%	22%
Other Diabetes care[1]	1,017	778	140	166	367	89	16	239	196
% change at CER	(7%)	(7%)	(5%)	(7%)	(6%)	(12%)	(11%)	(8%)	(10%)
Total Diabetes care	25,766	12,039	4,737	2,574	2,946	1,056	726	13,727	13,127
% change at CER	6%	10%	11%	7%	10%	11%	20%	3%	2%
Obesity care (Saxenda®)	1,564	472	100	154	3	62	153	1,092	1,025
% change at CER	24%	20%	60%	57%	100%	(40%)	21%	26%	28%
Diabetes and Obesity care total	27,330	12,511	4,837	2,728	2,949	1,118	879	14,819	14,152
% change at CER	7%	10%	11%	9%	10%	6%	20%	4%	3%

Biopharm segment
Haemophilia[2]	2,554	1,471	737	331	59	133	211	1,083	1,019
% change at CER	1%	1%	5%	(9%)	13%	(14%)	17%	0%	(1%)
NovoSeven®	1,959	1,089	470	299	57	86	177	870	844
% change at CER	(2%)	0%	2%	0%	10%	(19%)	2%	(4%)	(4%)
NovoEight®	406	280	191	24	2	29	34	126	119
% change at CER	1%	(10%)	(9%)	(58%)	200%	(21%)	371%	36%	34%
Growth disorders (Norditropin®)	2,076	1,085	376	167	11	460	71	991	986
% change at CER	2%	0%	0%	3%	43%	(2%)	2%	4%	4%
Other Biopharm[3]	457	284	207	53	—	23	1	173	95
% change at CER	13%	8%	5%	27%	(100%)	5%	0%	24%	37%
Biopharm total	5,087	2,840	1,320	551	70	616	283	2,247	2,100
% change at CER	2%	1%	3%	(3%)	15%	(4%)	13%	3%	3%

Total sales	32,417	15,351	6,157	3,279	3,019	1,734	1,162	17,066	16,252
% change at CER	6%	9%	10%	7%	10%	2%	18%	4%	3%
% change as reported	9%	11%	10%	10%	11%	8%	19%	8%	7%
Share of growth	100%	66%	29%	11%	14%	2%	10%	34%	28%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 32 of 34

2019 sales split per region

DKK million	Total	Inter-national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America	North America Operations	USA

Diabetes and Obesity care segment
Long-acting insulin	20,776	9,035	4,720	1,526	1,059	930	800	11,741	11,271
% change at CER	(4%)	12%	10%	17%	28%	3%	13%	(14%)	(15%)
Tresiba®	9,259	3,477	1,685	406	87	821	478	5,782	5,500
% change at CER	11%	24%	35%	14%	—	4%	18%	4%	0%
Xultophy®	2,210	1,493	1,266	146	—	11	70	717	708
% change at CER	34%	37%	25%	138%	—	—	—	28%	27%
Levemir®	9,307	4,065	1,769	974	972	98	252	5,242	5,063
% change at CER	(20%)	(1%)	(13%)	10%	20%	(12%)	(11%)	(30%)	(30%)
Premix insulin	10,578	9,707	1,595	2,961	4,306	722	123	871	839
% change at CER	2%	8%	(6%)	12%	12%	5%	(3%)	(38%)	(39%)
Ryzodeg®	993	993	68	429	4	457	35	—	—
% change at CER	36%	36%	18%	57%	—	23%	6%	—	—
NovoMix®	9,585	8,714	1,527	2,532	4,302	265	88	871	839
% change at CER	(1%)	6%	(7%)	7%	12%	(15%)	(7%)	(38%)	(39%)
Fast-acting insulin	19,303	10,304	4,732	2,622	1,753	790	407	8,999	8,592
% change at CER	(3%)	9%	4%	18%	19%	(5%)	22%	(15%)	(16%)
Fiasp®	1,243	617	585	27	—	5	—	626	597
% change at CER	105%	73%	64%	—	—	—	—	155%	167%
NovoRapid®	18,060	9,687	4,147	2,595	1,753	785	407	8,373	7,995
% change at CER	(7%)	7%	(1%)	17%	19%	(5%)	22%	(19%)	(20%)
Human insulin	9,036	7,361	1,380	2,230	2,847	170	734	1,675	1,552
% change at CER	(5%)	(1%)	(13%)	5%	0%	(16%)	7%	(17%)	(17%)
Total insulin	59,693	36,407	12,427	9,339	9,965	2,612	2,064	23,286	22,254
% change at CER	(3%)	7%	2%	13%	11%	0%	11%	(16%)	(17%)
Victoza®	21,934	7,249	3,967	1,005	898	748	631	14,685	14,217
% change at CER	(13%)	15%	7%	14%	70%	14%	23%	(23%)	(23%)
Ozempic®	11,237	1,143	965	4	—	—	174	10,094	9,599
% change at CER	—	—	—	—	—	—	—	—	—
Rybelsus®	50	—	—	—	—	—	—	50	50
% change at CER	—	—	—	—	—	—	—	—	—
Total GLP-1	33,221	8,392	4,932	1,009	898	748	805	24,829	23,866
% change at CER	22%	32%	31%	15%	70%	14%	55%	19%	18%
Other Diabetes care[1]	4,247	3,389	562	691	1,647	421	68	858	705
% change at CER	(2%)	(1%)	(3%)	1%	(3%)	7%	6%	(8%)	(9%)
Total Diabetes care	97,161	48,188	17,921	11,039	12,510	3,781	2,937	48,973	46,825
% change at CER	4%	10%	9%	12%	12%	3%	21%	(1%)	(2%)
Obesity care (Saxenda®)	5,679	2,083	334	802	9	282	656	3,596	3,348
% change at CER	42%	73%	60%	87%	—	61%	67%	28%	30%
Diabetes and Obesity care total	102,840	50,271	18,255	11,841	12,519	4,063	3,593	52,569	50,173
% change at CER	6%	12%	9%	15%	12%	6%	27%	1%	0%

Biopharm segment
Haemophilia[2]	10,281	5,946	2,762	1,305	284	560	1,035	4,335	4,031
% change at CER	4%	5%	(1%)	10%	40%	(4%)	16%	3%	2%
NovoSeven®	8,119	4,502	1,767	1,130	269	377	959	3,617	3,454
% change at CER	0%	0%	(9%)	7%	36%	(10%)	10%	(1%)	0%
NovoEight®	1,525	1,143	790	146	15	116	76	382	358
% change at CER	10%	8%	2%	32%	200%	(20%)	248%	18%	16%
Growth disorders (Norditropin®)	7,275	4,225	1,466	691	36	1,746	286	3,050	3,035
% change at CER	2%	3%	(4%)	0%	75%	6%	16%	2%	2%
Other Biopharm[3]	1,625	1,122	779	252	5	84	2	503	247
% change at CER	6%	10%	8%	19%	25%	10%	(50%)	(4%)	(11%)
Biopharm total	19,181	11,293	5,007	2,248	325	2,390	1,323	7,888	7,313
% change at CER	4%	5%	0%	8%	43%	4%	16%	2%	2%

Total sales	122,021	61,564	23,262	14,089	12,844	6,453	4,916	60,457	57,486
% change at CER	6%	11%	7%	14%	12%	5%	24%	1%	0%
% change as reported	9%	12%	7%	16%	14%	11%	23%	6%	6%
Share of growth	100%	94%	25%	27%	22%	5%	15%	6%	(1%)

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Vagifem® and Activelle®.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 33 of 34

APPENDIX 7: SIGNIFICANT ACCOUNTING MATTERS
New accounting standards in 2019
As of 1 January 2019, Novo Nordisk applied, for the first time, IFRS 16 ‘Leases’ using the modified retrospective approach. Under this method, the cumulative effect of initially applying the standard is recognised at 1 January 2019. Rights-of-use assets and lease liabilities have been recognised for those leases previously classified as operating leases, except for short-term leases and leases of low value assets. The rights-of-use assets have been recognised based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognised. Lease liabilities are recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as of 1 January 2019. The comparative information has not been restated.

Impact from IFRS 16 as of 1 January 2019

DKK million	1 January 2019
Property, plant and equipment	3,778
Prepayments	(5)
Borrowings (non-current)	3,330
Borrowings (current)	658
Other liabilities	(215)
Net assets	—

The change in policy has had a insignificant impact on the income statement. In the cash flow statement the principal repayment of lease liabilities is presented in 'net cash used in financing activities', whereas the full lease payment under previous policies was presented in 'net cash generated from operating activities'. The change in policy has had no impact on free cash flow due to a change in definition, as described in Appendix 8.

Recognition exemptions and practical expedients applied

•	Applied a single discount rate to a portfolio of leases with similar characteristics

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application

•	Used hindsight when determining the lease term if the contract contains option to extend or terminate

•	Exempted short-term lease contracts with a remaining duration of 12 months or less as of 1 January 2019

Accounting policy applicable from 1 January 2019
For contracts which are, or contain, a lease, the Group recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, being the initial amount of the lease liability. The right-of-use asset is subsequently depreciated using the straight-line method over the lease term. The right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and reduced by any impairment losses. The lease liability is initially measured at the present value of the lease payments outstanding at the commencement date, discounted using Novo Nordisk’s incremental borrowing rate. The lease liability is measured using the effective interest method. It is remeasured when there is a change in future lease payments, typically due to a change in index or rate (eg inflation) on property leases, or if there is a reassessment of whether an extension or termination option will be exercised. A corresponding adjustment is made to the right-of-use asset, or in the income statement when the right-of-use asset has been fully depreciated.

The right-of-use asset is presented in property, plant and equipment and the lease liabilities in borrowings. Lease contracts with a lease term of 12 months or less and low value assets are not recognised on the balance sheet. These are expensed on a straight-line basis over the lease term or another systematic basis.

Oral semaglutide prelaunch inventory
In March 2019, Novo Nordisk filed oral semaglutide for US regulatory approval of glycaemic control. Subsequent to filing, write-downs of prelaunch inventory have been reversed with a net positive income statement effect of DKK 510 million on research and development costs. US FDA approval was obtained on 20 September 2019.

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Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 34 of 34

APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow, Cash to earnings and Operating profit after tax on net operating assets.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	2019	2018	% change 2019 to 2018

Net sales	122,021	111,831	9%
Effect of exchange rates	(3,923)	—
Sales at CER	118,098	111,831	6%

Operating profit at CER

DKK million	2019	2018	% change 2019 to 2018

Operating profit	52,483	47,248	11%
Effect of exchange rates	(2,607)	—
Operating profit at CER	49,876	47,248	6%

Free cash flow
From 1 January 2019, Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. The updated definition reflects the implementation of IFRS 16, which accordingly has a neutral effect on free cash flow. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2019	2018

Net cash generated from operating activities	46,782	44,616
Net cash used in investing activities	(11,509)	(12,080)
Repayment on lease liabilities	(822)	—
Free cash flow	34,451	32,536

Cash to earnings
Cash to earnings is defined as 'free cash flow as a percentage of net profit'. Management believes that Cash to earnings is an important performance metric because it measures the Group’s ability to turn earnings into cash. Hence it is considered a meaningful measure for investors to understand the development of the Group’s net cash generated from operating and investing activities. Since Management wants this measure to capture the ability of the Group’s operations to generate cash, free cash flow is used as the numerator instead of net cash flow.

Financial Performance	Equity	Outlook	Strategic aspirations	R&D	Sustainability	Corporate governance	Legal	Financial Information
Company announcement No 7 / 2020

Financial report for the period 1 January 2019 to 31 December 2019	Page 35 of 34

Cash to earnings

DKK million	2019	2018

Free cash flow	34,451	32,536
/ Net profit	38,951	38,628
Cash to earnings	88.4%	84.2%

Operating profit after tax to net operating assets
Operating profit after tax to net operating assets is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment, intangible assets and deferred tax assets less non-interest-bearing liabilities including provisions and deferred tax liabilities (where average is the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two)’.

Management believes Operating profit after tax to net operating assets is a useful measure in providing investors and Management with information regarding the Group’s performance. The calculation of the financial target 'Operating profit after tax to net operating assets' is a widely accepted measure of earnings efficiency in relation to total capital employed.

Solely for the purpose of calculating average net operating assets for 2019, year-end net operating assets for 2018 have been adjusted upwards by DKK 3,778 million to DKK 40,541 million, reflecting the recognition by Novo Nordisk of right-of-use assets of DKK 3,778 million as of 1 January 2019 in accordance with IFRS 16. Comparative figures for 2018 and 2017 have not been restated. Please refer to appendix 7 for further information.

Operating profit after tax to net operating assets

DKK million	2019	2018

Operating profit after tax	42,091	38,318
/ Average net operating assets	42,940	32,832
Operating profit after tax to net operating profit	98.0%	116.7%

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Company announcement No 7 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 5, 2020
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer

Financial Performance	Equity	Outlook	R&D	Sustainability	Legal	Financial Information
Company announcement No 62 / 2019